EXHIBIT 99.1

Yamana Announces a 100% Increase to Its Dividend and Declares Third Quarter Dividend

TORONTO, July 25, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) announced its previously approved 100% increase in its annual dividend to $0.04 and further declares a third quarter 2019 dividend of $0.01 per share.  Shareholders of record at the close of business on September 30, 2019, will be entitled to receive payment of this dividend on October 15, 2019.  The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com